

April 4, 2013

<u>Via E-mail</u>
Mr. William J. Begley Jr.
Vice President, Chief Financial Officer and Secretary
Safety Insurance Group, Inc.
20 Custom House Street
Boston, MA   02110

      Re: Safety Insurance Group, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 13, 2012
               File No. 000-50070

Dear Mr. Begley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Gus Rodriguez

               Gus Rodriguez
               Accounting Branch Chief